Knock-in Triple Reverse Exchangeable SM Securities (Knock -inTriple REX)

›	Combine Certain Features of Debt and Equity

›	Linked to Three Stocks

›	Provide for Periodic Fixed Coupon Payments

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Table of Contents

Knock-in Triple Reverse Exchangeable Securities (Knock-in Triple REX)	4

The Underlying Stocks	5

How is the Payment or Delivery at Maturity Calculated?	6 - 7

Example of Calculation of Payment or Delivery at Maturity and Value at Maturity	8 - 9

Hypothetical Payments or Deliveries at Maturity	10 - 11

Risk Considerations	12 - 13

Knock-inTriple Reverse
 Exchangeable SM Securities
(Knock -inTriple REX)

Knock-in Triple REXs combine certain features of debt and equity by offering fixed coupon payments during the term of the securities while basing the payment or delivery at maturity on the price performance of three underlying stocks.

The fixed coupon payments typically are higher than the yield payable on a conventional debt security with a comparable issuer, maturity and credit rating. A higher fixed coupon rate is possible because the investor indirectly sells an option to the issuer on all three of the underlying stocks as opposed to an option on only one of the underlying stocks.

Depending upon the price performance of the underlying stocks, the option gives the issuer the right to deliver shares of the worst performing underlying stock to the investor at maturity rather than make a cash payment to the investor. This is why we call these securities ‘exchangeable’ . The securities are ‘knock-in’ exchangeable because the exchangeability occurs only if the closing price of at least one of the underlying stocks falls to or below a predetermined ‘knock-in level’.

Unlike ordinary debt securities, Knock-in Triple REXs do not guarantee the return of principal at maturity. Instead, what investors receive at maturity depends upon the price performance of the underlying stocks during the term of the securities and will be either a cash payment equal to the original principal amount of the securities or a predetermined number of shares of the worst performing underlying stock at maturity.

Any stock delivered at maturity will have a cash value below the original principal amount of the securities, possibly significantly below, and such value could be zero. Accordingly, investors may lose some or all of their initial principal investment in the Knock-in Triple REX.

Knock-in Triple REXs are different from single stock Knock-in REXs in that if any of the predetermined knock-in levels is breached during the term of the securities, the triple knock-in feature allows the issuer to deliver the worst performing underlying stock at maturity. In exchange for the issuer’s right to deliver the worst performing underlying stock, Knock-in Triple REX coupons typically are higher than those normally paid for a single stock Knock-in REX linked to only one of the three underlying stocks.

The maximum return on the securities is the original principal amount plus the aggregate fixed coupon payments. Alternatively, investors may lose all of their principal investment in the securities and in such case, the only payment investors will receive on the securities is the aggregate fixed coupon payments. Investors do not benefit from price appreciation in any of the underlying stocks.

The Underlying Stocks

Knock-in Triple REXs may be structured to provide investors with exposure to virtually any three common stocks or American Depositary Receipts that are traded on the New York Stock Exchange, Nasdaq National Market, American Stock Exchange, Pacific Stock Exchange, Boston Stock Exchange or Philadelphia Stock Exchange.

The three underlying stocks may provide investors with exposure across various industry sectors, company sizes, company names and geographic regions.

The triple knock-in feature permits Knock-in Triple REXs to be structured for underlying stocks that typically would not be used as the basis for traditional single stock Reverse Exchangeable Securities or Knock-in Reverse Exchangeable Securities because their lower volatility would yield a low fixed coupon payment. The volatility of an underlying stock contributes to the level of coupon payments on Reverse Exchangeable Securities, Knock-in Reverse Exchangeable Securities and Knock-in Triple REX coupons. By combining the three underlying stocks, Knock-in Triple REX coupons may be higher than would typically be paid on securities linked solely to any one of the three underlying stocks.

How is the Payment or Delivery at
Maturity Calculated?

At maturity, investors in Knock-In Triple REXs will receive either a cash payment equal to the original principal amount of the securities or a number of shares of the worst performing of the underlying stocks, which we refer to as the ‘stock redemption amount’ .

The type of payment or delivery at maturity will be calculated by first determining if the closing price of any of the underlying stocks was at or below its predetermined ‘knock-in level’ on any trading day from the date the securities were priced to, and including, a specified determination date.

If the closing price of each of the underlying stocks was never at or below its ‘knock-in level’ on any trading day during the period from the date the securities were priced to, and including, the determination date, the payment at maturity will be a cash payment equal to the principal amount, irrespective of the closing price of any of the underlying stocks on the determination date.

If, however, the closing price of any one or more of the underlying stocks was at or below its ‘knock-in level’ on any trading day during the period from the date the securities were priced to, and including, the determination date, the closing price of each of the underlying stocks on the determination date will be used to determine the payment or delivery at maturity.

On the determination date, if the closing price of each of the underlying stocks is equal to or greater than the closing price of such underlying stock on the date the securities were priced, the payment at maturity will be a cash payment equal to the principal amount.

If, on the other hand, on the determination date the closing price of any one or more of the underlying stocks is below the closing price of such underlying stock on the date the securities were priced, investors will receive a number of shares of the worst performing stock equal to the stock redemption amount.

Typically, the ‘knock-in level’ is set between 70% and 80% of the closing price of each underlying stock on the date the securities were priced.

The Worst Performing Stock

The worst performing stock is the underlying stock the closing price of which has decreased the most, in percentage terms. The percentage return of each of the underlying stocks is determined by comparing the closing price of such underlying stock on the determination date to the closing price of such underlying stock on the date the securities were priced.

The Stock Redemption Amount

The stock redemption amount is a number of shares of the worst performing stock equal to the principal amount per security divided by the closing price of such stock on the date the securities were priced.*

The stock redemption amount is delivered in shares. Hypothetically, if the investor were to sell the shares on the determination date, the value of the shares would equal the stock redemption amount times the closing price of the worst performing stock on such date. This amount will be less than the principal amount of the securities, perhaps significantly.

The closing price of any of the underlying stocks on the determination date may be substantially lower than the closing price of the underlying stocks on the date the securities were priced, and could be zero. Accordingly, investors may lose some or all of their initial principal investment in the securities.

* No fractional shares will be delivered at maturity. Instead, a cash amount equal to the number of fractional shares times the closing price of the worst performing stock on the determination date will be paid along with delivery of the shares of such stock.

Example of Calculation of Payment
or Delivery at Maturity and Value at
Maturity

For purposes of this example, assume a one-year Knock-in Triple REX, with a principal amount of $1,000, a 10.00% (per annum) coupon payable quarterly and linked to the price performance of three underlying stocks that are traded on the New York Stock Exchange. The closing price of each of the respective underlying stocks is $35.50, $62.50 and $40.50 on the date the securities were priced, and the ‘knock-in level’ of each of the underlying stocks is 80%, or $28.40, $50.00 and $32.40, respectively. *

Given these assumptions, an investor in this hypothetical Knock-in Triple REX will receive $25 on each quarterly interest payment date, totaling $100 over the term of the securities, and the payment at maturity will be calculated on the determination date as follows:

›	Step 1: Determine if the closing price of any of the underlying stocks was at or below its ‘knock-in level’ on any trading day during the period from the date the securities were priced to and including the determination date, which is typically three trading days prior to the maturity date.

If the closing price of each of the underlying stocks was never at or below its respective ‘knock-in level’, the payment at maturity will be the original principal amount. In this case, investors will receive $1,000 in cash, irrespective of the closing prices of the underlying stocks on the determination date. However, if the closing price of any one or more of the underlying stocks was at or below its ‘knock-in level’, go to Step 2.

›	Step 2: Determine the closing price of each of the underlying stocks on the determination date.

›	Step 3: Determine the type of payment or delivery at maturity.

Compare the closing price of each of the underlying stocks on the determination date to the closing price of each underlying stock on the date the securities were priced. If the closing price of each of the underlying stocks on the determination date is equal to or greater than the closing price of such underlying stock on the date the securities were priced, the payment at maturity will be the original principal amount, or $1,000. If the closing price of any one or more of the underlying stocks on the determination date is less than the closing price of such underlying stock on the date the securities were priced, investors will receive a number of shares of the worst performing stock equal to the stock redemptionamount of such stock.

›	Step 4: Determine the worst performing stock.

The worst performing stock is the underlying stock the closing price of which has decreased the most, in percentage terms. The percentage price return of each of the underlying stocks is determined as follows:

(Closing price of the underlying stock on the determination date – closing price of the underlying stock on the date the securities were priced)
Percentage Price Return =
Closing price of the underlying stock on the date the securities were priced

›	Step 5: Determine the stock redemption amount of the exchange stock.

The stock redemptionamount for each underlying stock is the number of shares of such stock equal to $1,000 (the original principal amount of the Knock-in Triple REX) divided by the closing price of such stock on the date the securities were priced. Any fractional shares will be paid in cash in an amount equal to the amount of fractional shares times the closing price of such stock on the determination date.

›	Step 6: Determine the value of the payment or delivery at maturity.

If the payment at maturity is the original principal amount, such payment will equal $1,000. If the delivery at maturity is the worst performing stock, investors will receive a number of shares of such stock equal to the stock redemptionamount. Hypothetically, if an investor were to sell such shares on the determination date, the cash value would be equal to the stock redemptionamount times the closing price of such stock on the determination date, which would be less than the original principal of $1,000.

Investors do not participate in any price appreciation in the underlying stocks. The total return on the securities will be limited to the aggregate fixed couponpayments plus the cash value, if any, of the payment or delivery at maturity. The maximum total return of this hypothetical Knock-in Triple REX will be the original principal amount plus the aggregate fixed couponpayments of $100, or a total return of 10%. The minimum total return of the securities will be the aggregate fixed couponpayments of $100, or a total return of -90%, which will be the case if the closing price of the worst performingunderlying stock is zero on the determination date.

* These assumptions are for illustrative purposes only. The actual securities offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any securities.

Hypothetical Payments or Deliveries
at Maturity

In the table to the below, we have indicated several hypothetical payments or deliveries at maturity for a hypothetical Knock-in Triple REX, based on the assumptions set forth below.

Assumptions*:
>	Term:	One Year
>	Underlying Stocks:	Three common stocks or ADRs traded on the New York
		Stock Exchange

>	Original Principal Amount:	$1,000

>	Coupon:	10% (per annum), paid quarterly in arrears

>	Initial Price:	100% of the closing price per share of each of the
		underlying stocks on the date the securities were
		priced:
			Stock A:	$35.50
			Stock B:	$62.50
			Stock C:	$40.50

>	Knock-In Level:	80% of the initial price of each of the underlying stocks:
			Stock A:	$28.40
			Stock B:	$50.00
			Stock C:	$32.40

>	Stock Redemption Amount:	The original principal amount divided by the initial price
		of each of the underlying stocks:
			Stock A:	28.169 ($1,000 / $35.50)
			Stock B:	16.000 ($1,000 / $62.50)
			Stock C:	24.691 ($1,000 / $40.50)

Hypothetical payment at maturity if the closing price of each underlying stock never trades at or below its respective knock-in level on any trading day from the date the securities were priced to and including the determination date

If the closing price of each underlying stock on the determination date is			Payment at Maturity	Aggregate Fixed Coupon Payment	Total Return	Percentage Return
Stock A	Stock B	Stock C

$42.60 (+20.00%)	$62.50 (0%)	$48.20 (+19.01%)	$1,000	$100	$1,100.00	10.00%

$37.28 (+5.01%)	$78.13 (+25.01%)	$38.48 (- 4.99%)	$1,000	$100	$1,100.00	10.00%

$35.50 (0%)	$55.00 (- 12.00%)	$50.63 (+25.01%)	$1,000	$100	$1,100.00	10.00%

$33.73 ( - 4.99%)	$50.63 (- 18.99%)	$40.50 (0%)	$1,000	$100	$1,100.00	10.00%

$28.76 ( - 18.99% )	$67.50 (+8.00%)	$45.77 (+13.01%)	$1,000	$100	$1,100.00	10.00%

Hypothetical payment at maturity if the closing price of any one or more of the underlying stocks trades at or below its respective knock-in level on any trading day from the date the securities were priced to and including the determination date

If the closing price of each underlying stock on the determination date is			Payment at Maturity	Aggregate Fixed Coupon Payment	Total Return	Percentage Return
Stock A	Stock B	Stock C
$39.05 (+10.00%)	$62.50 (0%)	$48.20 (+19.01%)	$1,000	$100	$1,100.00	10.00%
$44.38 (+25.01%)	$78.13 (+25.01%)	$50.63 (+25.01%)	$1,000	$100	$1,100.00	10.00%
$35.50 (0%)	$62.50 (0%)	$40.50 (0%)	$1,000	$100	$1,100.00	10.00%

$28.76 (- 18.99%)	$62.50 (0%)	$48.20 (+19.01%)	28.169 shares of Stock A, the worst performing stock, with a value at maturity of $810.14	$100	$910.14	- 8.99%

$37.28 (+5.01%)	$46.88 (- 24.99%)	$38.48 (- 4.99%)	16.000 shares of Stock B, the worst performing stock, with a value at maturity $750.08	$100	$850.08	- 14.99%

$39.05 (+10.00%)	$78.13 (+25.01%)	$10.13 (- 74.99%)	24.691 shares of Stock C, the worst performing stock, with a value at maturity of $250.12	$100	$350.12	- 64.99%

* These assumptions are for illustrative purposes only. The actual securities offered may have different terms. You should review the prospectus for the particular offering for a description of the actual terms of any securities.

Risk Considerations

Investors should carefully consider the risks of the Knock-in Triple Reverse Exchangeable Securities and whether the securities are suited to their particular circumstances before deciding to purchase them. It is important that prior to investing in any securities investors read the prospectus related to such securities to understand the actual terms of and the risks associated with the securities. In addition, we urge investors to consult with their investment, legal, accounting, tax and other advisors with respect to any investment in the securities.

Credit Risk

The securities are issued by ABN AMRO Bank N.V. and guaranteed by ABN AMRO Holding N.V., ABN AMRO’s parent. As a result, investors assume the credit risk of ABN AMRO Bank N.V. and that of ABN AMRO Holding N.V. in the event that ABN AMRO defaults on its obligations under the securities.

Any obligations or securities sold, offered, or recommended are not deposits on ABN AMRO Bank N.V. and are not endorsed or guaranteed by any bank or thrift, nor are they insured by the FDIC or any governmental agency.

Principal Risk

Knock-in Triple Reverse Exchangeable Securities are not ordinary debt securities: they are not principal protected. In addition, if the closing price of any one or more of the underlying stocks was at or below its knock-in level on any trading day during the term of the securities, investors in Knock-in Triple Reverse Exchangeable Securities may be exposed to any decline in the price of the worst performing underlying stock below the closing price of such underlying stock on the date the securities were priced. Accordingly, investors may lose some or all of their initial investment in the securities.

Limited Return

The amount payable under the securities will never exceed the original principal amount of the securities plus the aggregate fixed coupon payment investors earn during the term of the securities. This means that investors will not benefit from any price appreciation in any of the underlying stocks nor will they receive dividends paid on the underlying stocks, if any. Accordingly, investors will never receive at maturity an amount greater than a predetermined amount per security, regardless of how much the price of the underlying stocks increase during the term of the securities or on the determination date. The return of the securities may be significantly less than the return of a direct investment in any of the underlying stocks during the term of the security.

Liquidity Risk

ABN AMRO does not intend to list the securities on any securities exchange. Accordingly, there may be little or no secondary market for the securities and information regarding independent market pricing of the securities may be limited. The value of the securities in the secondary market, if any, will be subject to many unpredictable factors, including then prevailing market conditions.

It is important to note that many factors will contribute to the secondary market value of the Knock-in Triple Reverse Exchangeable Securities, and investors may not receive their full principal back if the securities are sold prior to maturity. Such factors include, but are not limited to, time to maturity, the price of the underlying stocks, volatility and interest rates.

In addition, the price, if any, at which we or another party are willing to purchase securities in secondary market transactions will likely be lower than the issue price, since the issue price included, and secondary market prices are likely to exclude, commissions, discounts or mark-ups paid with respect to the securities, as well as the cost of hedging our obligations under the securities.

Tax Risk

Pursuant to the terms of the Knock-in Triple Reverse Exchangeable Securities, we and every investor agree to characterize the securities as consisting of a Conditional Put Option and a Deposit of cash with the issuer. The following summary assumes this characterization, unless stated otherwise. A portion of the stated interest payments on each security is treated as interest on the Deposit, and the remainder is treated as attributable to a sale by the investor of the Conditional Put Option to ABN AMRO (referred to as Conditional Put Premium). Receipt of the Conditional Put Premium will not be taxable upon receipt.

If the Conditional Put Option expires unexercised (i.e., a cash payment of the principal amount of the securities is made to the investor at maturity), the investor will recognize short-term capital gain equal to the total Conditional Put Premium received. If the Conditional Put Option is exercised (i.e., the final payment on the securities is paid in shares of the worst performing stock), the investor will not recognize any gain or loss in respect of the Conditional Put Option, but the investor’s tax basis in the shares received will be reduced by the Conditional Put Premium received.

Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax treatment described above.

This summary is limited to the federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the federal tax treatment of the transaction. This tax summary was written in connection with the promotion or marketing by ABN AMRO Bank N.V. and the placement agent of the Knock-in Triple REXs, and it cannot be used by any investor for the purpose of avoiding penalties that may be asserted against the investor under the Internal Revenue Code. Investors should seek their own advice based on their particular circumstances from an independent tax advisor.

Knock-in Triple Reverse Exchangeable is a Service Mark of ABN AMRO Bank N.V.

ABN AMRO has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents ABN AMRO has filed with the SEC for more complete information about ABN AMRO and the offering of the securities.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, ABN AMRO, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free (888) 644-2048.

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